

15005242

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0286 Expires: December 31, 2016 Estimated average burden hours per response. . . 608.00

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Manzo Pharmaceuticals, Inc.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

P.O. Box 107, Milford, PA 18337
(570) 249-6000

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Kenneth Manzo
P.O. Box 107, Milford, PA 18337 (570) 228-3585

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2834 – Pharmaceutical Preparations	88-0343833
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

PART I — NOTIFICATION

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Kenneth Manzo, Chairman

Vincent Manzo, Director

Jason Randolph, Director

Thomas Morton, Director

(b) the issuer's officers;

Kenneth Manzo, Chief Executive Officer
Business Address: P.O. Box 107, Milford, PA 18337
Residential Address: 125 Timber Ridge Drive, Shohola, PA 18458

(c) the issuer's general partners;

N/A

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Kenneth Manzo: 9.91% Common Stock, 80% Series A Preferred Stock
Dean Franchino: 7.92% Common Stock
Eastlight Enterprises, Inc.: 11.62% Common Stock
Globe Idol Capital, Inc.: 11.62% Common Stock

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Kenneth Manzo: 9.91% Common Stock, 80% Series A Preferred Stock
Dean Franchino: 7.92% Common Stock
Eastlight Enterprises, Inc.: 11.62% Common Stock
Globe Idol Capital, Inc.: 11.62% Common Stock

(f) promoters of the issuer;

N/A

(g) affiliates of the issuer;

Manzo Pharmaceuticals, LLC

(h) counsel to the issuer with respect to the proposed offering;

William Eilers, Esq.

Business Address:
Eilers Law Group, PA
169 NE 43rd Street
Miami, FL 33137
(786) 273-9152

(i) each underwriter with respect to the proposed offering;

Manzo Pharmaceuticals, Inc.

(j) the underwriter's directors;

See response to Item 1(a) above.

(k) the underwriter's officers;

See response to Item 1(b) above.

(l) the underwriter's general partners; and

N/A

(m) counsel to the underwriter.

See response to Item 1(h) above.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

N/A

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

N/A

ITEM 3. Affiliate Sales

N/A

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

New York.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

N/A

Please refer to the section in Part II of this Offering Statement entitled Plan of Distribution for more detailed information on the Company's Plan of Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

(2) the title and amount of securities issued;

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

(4) the names and identities of the persons to whom the securities were issued.

All of the following issuances were made by the Company.

Date of Issuance	**Title and Amount of Securities**	**Aggregate Offering Price/Basis for Computing**	**Recipient**
5/22/14	20,000,000 Common Shares	$20,000/retirement of debt	Eastlight Enterprises, Inc.
5/22/14	20,000,000 Common Shares	$20,000/retirement of debt	Globe Idol Capital, Inc.
5/1/14	4,000,000 Series A Preferred Shares	$4,000/100% outstanding shares of Manzo Pharmaceuticals, LLC	Manzo Pharmaceuticals, LLC
6/30/14	15,000,000 Common Shares	$15,000/retirement of debt	Eastlight Enterprises, Inc.
6/30/14	15,000,000 Common Shares	$15,000/retirement of debt	Globe Idol Capital, Inc.
9/20/14	19,000,000 Common Shares	$19,000/retirement of debt	Eastlight Enterprises, Inc.
9/20/14	19,000,000 Common Shares	$19,000/retirement of debt	Globe Idol Capital, Inc.
9/30/14	50,000,000 Common Shares	$50,000/services rendered	Kenneth Manzo
9/30/14	10,000,000 Common	$10,000/services	Jason Randolph

	Shares	rendered	
9/30/14	10,000,000 Common Shares	$10,000/services rendered	Vincent Manzo
9/30/14	10,000,000 Common Shares	$10,000/services rendered	Thomas Morton
12/4/14	8,000,000 Common Shares	$8,000/services rendered	StockVest
1/1/15	40,000,000 Common Shares	$40,000/services rendered	Dean Franchino

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

There were no such sales within the last year.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

All the foregoing offerings were private transactions not involving a public offering and were made pursuant to exemption from registration under Section 4(2) of the Securities Act of 1933.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

N/A

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

There are no such arrangements.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

N/A

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

There are no such experts.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

The Issuer does not intend to do so.

OFFERING CIRCULAR
MANZO PHARMACEUTICALS, INC.
125,000,000 SHARES OF COMMON STOCK
MAXIMUM OFFERING: $1,000,000
Purchase Price: $0.008/share

Manzo Pharmaceuticals, Inc., a Wyoming corporation ("MPI" the "Company" or "we") hereby offers (the "Offering") 125,000,000 shares (the "Shares") of its common stock par value $0.001 per share ("Common Stock") at a purchase price per share of $0.008 up to an aggregate purchase price of $1,000,000. The purpose of this Offering is to enable the Company to pay down existing debt and to fund future growth while the Company has limited assets available to serve as collateral.

There is no minimum number of shares that must be sold by us for the Offering to proceed, and we will retain the proceeds from the sale of any of the offered shares. The Offering is being conducted on a self-underwritten, best efforts basis, which means our Chairman and Chief Executive Officer, Kenneth Manzo, will attempt to sell the shares directly to friends, family members and business acquaintances. Mr. Manzo will not receive commission or any other remuneration for such sales. In offering the securities on our behalf, Mr. Manzo will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities and Exchange Act of 1934.

The Shares will be offered for sale at price of $0.008 per Share. If all of the Shares are purchased, the gross proceeds to us will be $1,000,000. However, since the Offering is being conducted on best-efforts basis, there is no minimum number of Shares that must be sold, meaning we will retain any proceeds from the sale of the Shares sold in this Offering. Accordingly, all funds raised in the Offering will become immediately available to us and may be used as they are accepted. Investors will not be entitled to refund and could lose their entire investment. Investing in our Common Stock involves high degree of risk including the risk that you could lose all of your investment. Please read Risk Factors of this Offering Circular about the risks you should consider before investing.

The mailing address of our offices is P.O. Box 107, Milford, PA 18337 and our telephone number is (570) 249-6000.

	Offering Price to the Public	Net Proceeds (25% of Shares Sold)	Net Proceeds (50% of Shares Sold)	Net Proceeds (75% of Shares Sold)	Net Proceeds (100% of Shares Sold)
Per Unit Total (1)	$0.008	$220,000	$470,000	$720,000	$970,000

(1) The Company will pay additional offering expenses, advisory fees and legal fees for this Offering of up to $30,000 in the form of cash or a promissory note.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Approximate date of proposed sale to the public: As soon as practicable after the qualification date of this Offering Circular.

The date of this Offering Circular is February __, 2015

IMPORTANT NOTICES TO INVESTORS

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS CRIMINAL OFFENSE.

FOR NEW YORK RESIDENTS: THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR OMIT TO STATE MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE NOT MISLEADING IT CONTAINS FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

TABLE OF CONTENTS

OFFERING CIRCULAR SUMMARY

This summary highlights information contained elsewhere in this Offering Circular This summary is not complete and does not contain all of the information that you should consider before investing in the Shares.

You should carefully read the entire Offering Circular especially concerning the risks associated with the investment in the Shares discussed under the Risk Factors section.

Unless we state otherwise, the terms "we", "us", "our", "Company", "management", or similar terms collectively refer to Manzo Pharmaceuticals, Inc.

Some of the statements in this Offering Circular are forward-looking statements. See the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Our Business

Manzo Pharmaceuticals, Inc. (the "Company") was incorporated on May 10, 1989 under the name Fortune Oil and Gas, Inc. under the laws of the State of Nevada. The Company was domesticated into the State of Wyoming on May 15, 2012. On September 17, 2014, the Company changed its name to Manzo Pharmaceuticals, Inc. to better reflect its business activities.

On May 1, 2014, 4,000,000 Series A Preferred shares of the Company were issued in exchange for all units of Manzo Pharmaceuticals, LLC ("MPL"). The Company operates as the parent company and MPL as the subsidiary. As part of the acquisition, Kenneth Manzo was appointed Chief Executive Officer and Chairman of the Company. Kenneth Manzo organized MPL on November 12, 2013 under the laws of the State of Pennsylvania. Mr. Manzo is a registered pharmacist and graduated from St. John's University in Queens, New York in 1991 with a degree in pharmaceutical science.

Business Plan

MPL currently produces and sells "Manzo's Tummy-Relief," a natural and effective remedy for colic, gas, and hiccups in babies. Manzo Pharmaceuticals, LLC is a startup specialty pharmaceutical company that is developing a range of innovative and affordable formulations for various drugs and supplements. MPL is focused on addressing the unmet medical needs of patients with innovative, patient-friendly and affordable solutions. MPL is currently doing research on helping people with lactose intolerance. Recently, MPL invented and patented "Lacto-Freedom," a probiotic that counters the effects of lactose intolerance. MPL is working closely with Celprogen, Inc. to produce, develop, and test the safety and efficacy of the product.

SUMMARY OF THE OFFERING

Issuer:	Manzo Pharmaceuticals, Inc., a Wyoming corporation
Securities Offered:	Common stock, par value $0.001
Price Per Share:	$0.008 (see limitations in "Investor Exclusivity" section below)
Minimum Offering:	None
Maximum Offering:	$1,000,000 (125,000,000 common shares)
Minimum Investment:	None
Investor Exclusivity/Restrictions:	This Offering will only be made available to lenders to the Company that wish to have their debt satisfied through the issuance of qualified common shares.
Offering Period	The Offering will commence immediately upon qualification with the SEC and will close upon the earlier of the sale of Shares with an aggregate sales price of $1,000,000 or February 20, 2016. The Offering may be terminated at our election at any time.
Voting Rights:	Stockholders will have one vote per share for each Share owned by them in all matters including the election of Directors.
Dividends:	We have never paid dividends on the shares of our Common Stock and do not plan to do so in the foreseeable future.
Use of Proceeds:	The net proceeds of this offering will be used to pay down existing debts incurred by the Company primarily for testing its probiotic Lacto-Freedom on animals and for general corporate purposes. See legal fees and placement agent fees described below. Also see "Use of Proceeds" section.
Placement Agent Fees:	The Offering is being conducted on a self-underwritten, best efforts basis, which means our Chairman and Chief Executive Officer, Kenneth Manzo, will attempt to sell the shares directly to friends, family members and business acquaintances. Mr. Manzo will not receive commission or any other remuneration for such sales.
Legal Fees:	The Company has engaged the law firm of Eilers Law Group, PA ("Eilers") to assist in the preparation of the Offering and to assist with ongoing compliance and advisory matters. Eilers will be compensated with $10,000 in cash. Separately, Eilers will be compensated with $7,500, to be paid from the proceeds of this

	Offering.
Offering Expenses:	The Company anticipates that it will incur up to $17,500 in legal fees, plus reasonable expenses for filings fees, printing and mailing costs.
Trading of our Shares:	Shares of our Common Stock are thinly traded on the pink sheets.
Exchange Act Disclosure:	The Company is not required to provide disclosure pursuant to the Exchange Act.
Risk Factors:	An investment in the Company is highly speculative and involves substantial risks Prospective Investors should carefully review and consider the factors described under the Risk Factors section below.

We plan to qualify the offering for sale in New York and in such other states as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states. However, we will not make any general solicitation or advertisement of this offering in any jurisdiction that this offering is not registered. This Offering is being conducted on best-efforts basis on a self-underwritten basis.

Manzo Pharmaceuticals, Inc.
(Formerly Fortune Oil & Gas, Inc.)
Consolidated Balance Sheets
(Unaudited)

		December 31, 2014		December 31, 2013
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	10,687	$	-
Total Current Assets		10,687		-
Intangible assets (Net)		-		70,000
Goodwill		-		110,100
TOTAL ASSETS	$	10,687	$	180,100
LIABILITIES AND STOCKHOLDERS' DEFICIT				
CURRENT LIABILITIES				
Accounts payable and accrued expenses	$	16,500	$	-
Derivative liability		72,938		-
Notes Payable related party		66,500		-
Current portion of long-term debt net of discount		22,754		310,000
Total Current Liabilities		178,692		310,000
Total Liabilities		178,692		310,000
STOCKHOLDERS' DEFICIT				
Preferred Stock, par value $.001 per share, 5,000,000 shares authorized, 2,000,000 and 0 issued and outstanding at 12/31/2014 and 12/31/2013, respectively		4,000		-
Common stock, par value $0.001 per share, 1,000,000,000 shares authorized; 464,522,000 and 268,521,168 issued, and outstanding 12/31/2014 and 12/31/2013, respectively		464,522		268,521
Additional paid-in-capital		3,167,691		2,416,691
Retained Deficit		(3,804,218)		(2,815,112)
Total Stockholders' Deficit		(168,005)		(129,900)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	10,687	$	180,100

"The accompanying notes are an integral part of these financial statements"

RISK FACTORS

RISK FACTORS RELATING TO OUR FINANCIAL AND BUSINESS CONDITION

The Lacto-Freedom probiotic may not be effective in humans.

Lacto-Freedom has been shown to be effective in testing on rats, but it has yet to be tested on humans. Although rat intestines are similar in function to those of humans, there remains a chance that Lacto-Freedom may not relieve symptoms associated with lactose intolerance in humans.

The Lacto-Freedom probiotic may cause adverse side effects in humans.

After three months of clinical trials on rats, no adverse side effects have been observed. However, Lacto-Freedom has not been tested on humans to date and could cause them adverse side effects.

Food or beverages may affect the effectiveness of the Lacto-Freedom probiotic.

Fatty meals, alcohol consumption, and certain foods may affect the performance of the probiotic.

We are a development stage company, have generated no revenues to date and have a limited operating history upon which we may be evaluated.

We have generated no significant revenues from operations to date, and have no meaningful assets. Our lack of operating history makes it difficult to evaluate our business. We face all of the risks inherent in a new business and those risks specifically inherent in the business of developing, testing, obtaining regulatory approvals for, manufacturing, commercializing and selling new prescription drug products, with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. Accordingly, we expect to incur substantial operating losses. We cannot assure you that we will be able to generate revenues or profits from operation of our business or that we will be able to generate or sustain profitability in the future.

We expect losses in the future because we have no revenue to offset losses.

As reflected in our financial statements filed in this prospectus, we are in the development stage. As we have no current revenue, we are expecting losses over the next 12 months because we do not yet have any revenues to offset the expenses associated with the development and implementation of our business plan. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our business model is unproven and our success is dependent on our ability to develop and then expand our customer base.

Our business model is to generate revenues from the sale of probiotic, and supplement products. We cannot guarantee that we will ever be successful in doing this. Our business model is new, and our ability to generate revenue is unproven. Therefore, it is not possible for us to predict the future level of demand for the products we intend to develop, or if we will be able to effectuate our business plan. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We are completely dependent upon the services of our executive officer Kenneth Manzo, and Jay Sharma of Celprogen. If we should lose their services before we are able to engage and retain qualified employees or consultants to execute our business plan, we may not be able to continue with our business model.

The Company's operations and business strategy are completely dependent upon the knowledge and business contacts of Kenneth Manzo, our president and principal executive officer, and Dr. Jay Sharma of Celprogen. If Kenneth Manzo should choose to leave us for any reason before we have hired suitable replacements, our operations may fail. Even if we are able to find such personnel, it is uncertain whether we could find someone who could develop our business along the lines described herein. We will fail without Jay Sharma of Celprogen, Inc or an appropriate replacement. We intend to acquire key-man life insurance on the life of Kenneth Manzo and Jay Sharma naming us as the beneficiary when and if we obtain the resources to do so and provided that they remain insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future. Accordingly, it is important that we are able to attract, motivate and retain highly qualified and talented personnel and independent contractors.

The products we plan to develop may not satisfy regulatory requirements or become commercially viable.

The products that we plan to develop will require development, testing, and investment in order to market them as supplements. We cannot be sure that our product research and development efforts will be successful, that candidates will enter clinical studies as anticipated, that we will satisfy the FDA's Good Laboratory Practices, current Good Manufacturing Practices ("cGMP"). The results of pre-clinical and other trials on products we plan to develop are not necessarily predictive of results that will be obtained from large scale clinical testing. We cannot be sure that clinical trials of the products that we plan to develop will demonstrate the safety and efficacy of such products or will result in a marketable product. The failure to demonstrate adequately the safety and efficacy of a therapeutic drug product could delay or prevent regulatory approval and commercial sale of the product, which could have a material adverse effect on us. We may encounter difficulties in manufacturing, process development and formulation activities that could result in delays in clinical trials, regulatory submissions, regulatory approvals and commercialization of any products we plan to develop, or cause negative financial and competitive consequences. We cannot assure you that any product will be successfully developed, be developed on a timely basis or prove to be more effective than competing products based on existing or newly developed technologies. The inability to successfully complete development, or a determination by us, for financial or other reasons, not to undertake to complete development of a product, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on us.

Intellectual property rights may not protect our business.

We plan to use a combination of patents, trademarks and trade secrets to protect any proprietary intellectual property rights that we may develop. We cannot assure you that patent and trademark registration applications will result in issued patents and registered trademarks, or that, if issued, our applications will be upheld if challenged. Further, even if granted, we cannot assure you that these patents and trademarks will provide us with any protection from competitors or, that if they do provide any meaningful level of protection, that we will have the financial resources necessary to enforce our patent and trademark rights. In addition, we cannot assure you that others will not independently develop technologies similar to those covered by our pending patents and trade secrets, or design around the pending patents. If others are able to design around our patents, our results of operations could be materially adversely affected. Further, we will have very limited, if any, protection of our proprietary rights in those jurisdictions where we have not affected any filings or where we fail to obtain protection through our filings. There can be no assurance that third parties will not assert intellectual property infringement claims against us with respect to products we may develop. We may be responsible for defending against charges of infringement of third party intellectual property rights by our actions and products and such assertion may require us to refrain from the sale of our products, enter into royalty arrangements or undertake costly litigation. Further, challenges may be instituted by third parties as to the validity, enforceability and infringement of our patents. Our adherence to industry standards with respect to our product may limit our opportunities to provide proprietary features that may be protected. In addition, the laws of various countries in which our product may be sold may not protect our product and intellectual property rights to the same extent as the laws of the United States.

The validity of patents covering inventions and the scope of intellectual property claims made under such patents is uncertain. Failure to secure necessary patents could impair our ability to produce and market any products that we develop.

There is no consistent policy regarding the breadth of intellectual property claims permitted in specialty pharmaceutical and biotechnology patents. In addition, patents may have been granted, or may be granted, to others covering products or processes that we need, or may need, for testing and developing any products that we may develop. If products or processes that we may develop infringe upon patents held by third parties, or otherwise impermissibly utilize the intellectual property of others, we might be unable to develop, manufacture, or sell such products. In such event, we may be required to obtain licenses from third parties to use such intellectual property. We cannot be sure that we will be able to obtain such licenses on acceptable terms, or at all.

Failure to develop, or contract for, an adequate sales and marketing organization, or partner with a larger pharmaceutical company would result in the inability to market and sell our products.

To market any products that we may develop directly, we would have to develop a substantial marketing and sales force. Alternatively, we may, for certain products, attempt to obtain the assistance of larger pharmaceutical companies with established distributions systems and direct sales forces. We do not know if we will be able to enter into agreements with other companies to assist in the marketing and sales of such products. If we are not able to sustain such marketing efforts, we may license marketing rights to a third party. However, we cannot be sure that we would be able to locate a qualified marketer or distributor or enter into any such agreement on reasonable terms or at all.

We own no manufacturing facilities and will be dependent on third parties to make any products that we may develop.

We own no manufacturing facilities or equipment, and employ no manufacturing personnel. We currently expect to use third parties to manufacture products we may develop on a contract basis. Third party manufacturers may require that we have sufficient funding to, among other things, transfer our manufacturing process. We may not be able to obtain manufacturing services on reasonable terms or at all or sufficient funding to transfer our manufacturing process. As a result, our ability to manufacture products we may develop and start clinical trial testing may be impaired. We may in the future seek to establish our own manufacturing facilities, in which case, we will incur expenses requiring additional financing, may be unsuccessful in hiring sufficient experienced personnel and experience significant time delays in our development program.

Potential side effects of any product we may develop could impair our ability to continue clinical trials, obtain regulatory approval, or successfully market our products.

It is possible that, any time during clinical trials or patient usage, side effects of products may be encountered. If they are common or significant enough, this could result in the termination of clinical trials, denial of FDA approval, the inability to market and sell products, products being withdrawn from the market, or liability claims being asserted against us.

Doctors and patients may not accept any products that we may develop.

Patients must accept our products as useful and cost effective for us to be successful. Doctors and patients are very important constituents because they directly make all medical decisions. There can be no assurance that patients or doctors will accept our products.

We may be subject to product liability claims that could result in significant losses and adverse product publicity.

We face an inherent risk of exposure to product liability claims and negative publicity in the event that the use of a product that we develop and commercialize results in injury. We face the risk that materials used in the manufacture of the final product may be contaminated with substances that may cause sickness or injury to persons who have used the products, or that sickness or injury to persons may occur if the product distributed by us is ingested in dosages that exceed the dosage recommended on the product label. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on our business. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding any future insurance coverage, could have a material adverse effect on our business. Additionally, negative publicity asserting that our products, or similar products of others, may be harmful could have a material adverse effect on our business, regardless of whether such reports are scientifically supported, regardless of whether the harmful effects would be present at the dosages recommended for such products, and regardless of whether such adverse effects resulted from failure to consume the product as directed.

Intense competition may result in our inability to generate sufficient revenues to operate profitably.

The pharmaceutical industry is highly competitive. Numerous companies, many of which are significantly larger than we are, and which have greater financial, personnel, distribution and other resources than we have and may be better able to withstand volatile market conditions, will compete with us in the development, manufacture and marketing of probiotics and supplements. There can be no assurance that national or international companies will not seek to enter or increase their presence in the industry. In addition, large nationally known companies may compete with us and they have already spent millions of dollars to develop probiotics and supplements. Current or increased competition could have a material adverse effect on our business, as many of our competitors have far greater financial and other resources and possess extensive manufacturing, distribution and marketing capabilities far greater than ours.

Due to our limited marketing, sales, and distribution experience, we may be unsuccessful in our efforts to sell any products that we develop or develop a direct sales organization.

We have no marketing, sales, or distribution capabilities. At the appropriate time, we expect to enter into agreements with third parties to sell products we may develop or we may develop our own sales and marketing force. We may be unable to establish or maintain third party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with competitors who may exist after the introduction of our existing products, if any. If we do not enter into relationships with third parties for the sales and marketing of any products we may develop, we will need to develop our own sales and marketing capabilities. We have no experience in developing, training, or managing a sales force. We may be unable to build a sales force on a cost effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive marketing and sales operations. We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all, and may be unable to engage qualified distributors. Even if engaged, these distributors may:

- fail to satisfy financial or contractual obligations;

- fail to adequately market our assigned products;
- cease operations with little or no notice; or
- offer, design, manufacture, or promote competing products.

If we fail to develop sales, marketing, and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

Our principal shareholders, who are our officers and directors, own a controlling interest in our voting stock. Therefore investors will not have any voice in our management, which could result in decisions adverse to our other shareholders' interest.

Our officers and directors, in the aggregate, beneficially own or have the right to vote 51% or more of our outstanding common stock. As a result, these shareholders, acting together, will have the ability to control substantially all matters submitted to our shareholders for approval including:

- election of our board of directors;
- removal of any of our directors;
- amendment of our Articles of Incorporation or bylaws; and
- adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by our directors and executive officers could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease. Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

We have limited internal controls due to our small size and limited number of people, which may keep us from preventing or detecting waste or fraud.

We have three directors and one officer, so we rely on manual systems without independent officers and employees to implement full, formal, internal control systems. Accordingly, we do not have separate personnel that provide dual signatures on checks, separate accounts receivable and cash receipts, accounts payable and check writing, or other functions that frequently are divided among several individuals as a method of reducing the likelihood of improper activity. This reliance on a few individuals and the lack of comprehensive internal control systems may impair our ability to detect and prevent internal waste and fraud.

We have broad discretion as to the use of the net proceeds from this Offering and may not use them effectively.

We have provided our best estimates as to how proceeds from this Offering will be used in the "Use of Proceeds" section herein. However, we cannot specify with certainty the particular uses to which we will put the net proceeds from this Offering. Our management will have broad discretion in the application of the net proceeds and we may use these proceeds in ways with which you may disagree or for purposes other than those contemplated at the time of the Offering. The failure by our management to apply these funds effectively could have material adverse effect on our business financial condition and results of operation. Pending their use we may invest the net proceeds from this offering in manner that does not produce income or that loses value.

RISK FACTORS RELATING TO OUR COMMON STOCK

There is very limited trading in our common stock.

Our common stock has been traded on a very limited, unsolicited basis in the over-the-counter market and reported by OTC Markets Group. We have not registered with the Securities and Exchange Commission as a reporting issuer under the Securities Exchange Act.

As a result of these facts, it may be difficult for purchasers of our common shares to sell all or part of their shares when the purchaser wishes, or if they can be sold, to get what the purchaser may consider to be an adequate price for them. At a minimum, the lack of trading volume in the shares of our Common Stock significantly limits their liquidity. Similarly the shares of our Common Stock are trading at prices, which make them subject to the SECs Penny Stock Rules, which may also limit the liquidity of shares or adversely affect the price at which they can be sold or both.

We cannot assure you that the market for our Common Stock will become more active or that the market price of shares of our Common Stock will not decline following this Offering. In addition we cannot predict the prices at which our Common Stock will trade. The Offering price for the shares being sold in this Offering has been determined by us based largely on our perception of the company valuation we believe is necessary to attract capital for growth. We cannot assure you that the offering price per share will bear any relationship to the market price at which our Common Stock may trade via OTC Markets Group.

Penny stock regulations will impose certain restrictions on resales of our securities, which may cause an investor to lose some or all of its investment.

The Securities and Exchange Commission has adopted regulations that generally define a "penny stock" to be any equity security that has a market price of less than $5.00 per share that is not traded on a national securities exchange or Nasdaq or that has an exercise price of less than $5.00 per share, subject to certain exceptions. As a result, our common stock is subject to rules that impose additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Further, if the price of the stock is below $5.00 per share and the issuer does not have $2.0 million or more net tangible assets or is not listed on a registered national securities exchange or Nasdaq, sales of such stock in the secondary trading market are subject to certain additional rules promulgated by the Securities and Exchange Commission. These rules generally require, among other things, that brokers engaged in secondary trading of penny stocks provide customers with written disclosure documents, monthly statements of the market value of penny stocks, disclosure of the bid and asked prices, and disclosure of the compensation to the broker-dealer and the salesperson working for the broker-dealer in connection with the transaction. These rules and regulations may affect the ability of broker-dealers to sell our common stock, thereby effectively limiting the liquidity of our common stock. These rules may also adversely affect the ability of persons that acquire our common stock to resell their securities in any trading market that may exist at the time of such intended sale.

The market for penny stocks has experienced numerous frauds and abuses that could adversely impact investors in our stock.

We believe that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

• control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
• manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
• "boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
• excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
• the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Because we do not intend to pay any cash dividends on our shares of common stock, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them at a price higher than that which they initially paid for such shares.

The offering price of our common stock could be higher than the market value, causing investors to sustain a loss of their investment.

The price of our common stock in our offering has not been determined by any independent financial evaluation, market mechanism or by our auditors, and is therefore, to a large extent, arbitrary. Our audit firm has not reviewed management's valuation, and therefore expresses no opinion as to the fairness of the offering price as determined by our management. As a result, the price of the common stock in the offering may not reflect the value perceived by the market. There can be no assurance that the shares offered thereby are worth the price for which they are offered and investors may therefore lose a portion or all of their investment.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common stock sold in the offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted thus causing you to realize a loss on your investment.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the NASDAQ Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities that are listed on those exchanges or the NASDAQ Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted these measures.

We do not currently have independent audit or compensation committees. As a result, the director has the ability, among other things, to determine his own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

The market price of our common stock may fluctuate significantly.

The market price and market liquidity for shares of our Common Stock after this Offering may be higher or lower than the price you pay and may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include significant volatility in the market price and trading volume of securities of companies in our sector, which is not necessarily related to the operating performance of these companies, announcements of acquisitions by us or one of our competitors, the general tendency towards volatility in the market prices of shares of companies traded over the counter, changes in regulatory policies or tax guidelines, changes or perceived changes in earnings or variations in operating results, any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts, and general economic trends and other external factors.

The issuance of shares by the Company, as well as any future issuances, will reduce investors' percent of ownership and dilute our share value.

Our Articles of Incorporation authorize the issuance of 1,000,000,000 shares of common stock, of which 504,522,000 shares are currently issued and outstanding. The issuance of the shares of common stock being offered by the Company will result in substantial dilution in the percentage of our common stock held by our existing shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our shares, the price of our shares could decline.

The trading market for our shares will rely in part on the research and reports that equity research analysts publish about us and our business. We do not have control over these analysts and we do not have commitments from them to write research reports about us. The price of our shares could decline if one or more equity research analysts downgrades our shares issues other unfavorable commentary or ceases publishing reports about us or our business. At the time of this Offering, there are no analysts publishing reports about the Company.

Future sales of our shares could reduce the market price of our shares.

The price of our shares could decline if there are substantial sales of our Common Stock particularly by our director his affiliates or our executive officer or when there is large number of shares of our Common Stock available for sale. The perception in the public market that our stockholders might sell our shares could also depress the market price of our shares. If this occurs or continues it could impair our ability to raise additional capital through the sale of securities, should we desire to do so.

We may not be able to obtain additional financing.

We are currently minimally capitalized. The funds to be raised by this Offering are to be used primarily for equipment to manufacture our products, market them, as well as other normal business expenses. However, we have no way of knowing whether the amount of money that may be ultimately raised by this Offering will be sufficient to expand our business so that it becomes viable. We have no present plans to raise additional capital after this Offering is completed. However, if we determine after the completion of this Offering that we need additional capital, there can be no assurance that we can raise the amount of capital then needed or predict the costs of doing so.

DILUTION & ACCRETION

We intend to sell 125,000,000 shares of our Common Stock at a price of $0.008 per share. The following table sets forth the number of shares of Common Stock purchased from us, the total consideration paid and the price per share. The table assumes all 125,000,000 shares of Common Stock will be sold.

	Shares Issued		**Total Consideration**		**Price Per Share**
	Number of Shares	**Percent**	**Amount**	**Percent**	
Existing Shareholders	504,522,000	80.14%	$50,452.20(	4.8%	$0.0001
Purchasers of Shares	125,000,000	19.86%	$1,000,000	95.2%	$0.008
Total	629,522,000	100%	$1,050,452.20	100%	

The following table sets forth the difference between the offering price of the shares of our Common Stock being offered by us, the net tangible book value per share, and the net tangible book value per share after giving effect to the Offering by us, assuming that 100%, 75%, and 50% of the offered shares are sold. Net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares outstanding as of February 19, 2015. Totals may vary due to rounding.

	100% of offered shares are sold	**75% of offered shares are sold**	**50% of offered shares are sold**
Offering Price	$0.008 per share	$0.008 per share	$0.008 per share
Net tangible book value at December 31, 2014	$(0.00) per share	$(0.00) per share	$(0.00) per share
Net tangible book value after giving effect to the Offering	$0.0015 per share	$0.0011 per share	$0.0007 per share
Increase in net tangible book value per share attributable to cash payments made by new investors	$0.0015 per share	$0.0011 per share	$0.0007 per share
Per Share Dilution to New Investors	$0.0065 per share	$0.0069 per share	$0.0073 per share
Percent Dilution to New Investors	81.25%	86.25%	91.25%

If 100% of the offered shares are sold we will receive the maximum proceeds of $970,000, after offering expenses have been deducted. If 75% of the offered shares are sold we will receive $720,000 after offering expenses have been deducted. If 50% of the offered shares are sold we would receive $470,000 after offering expenses have been deducted. If we sell 5% or less of our shares under the Offering, we will not have sufficient proceeds to cover our offering expenses and we will have to pay the remainder of such expenses out of additional financing we have not yet received.

PLAN OF DISTRIBUTION

There is no minimum number of shares that must be sold by us for the Offering to proceed, and we will retain the proceeds from the sale of any of the offered shares. The Offering is being conducted on a self-underwritten, best efforts basis, which means our Chairman and Chief Executive Officer, Kenneth Manzo, will attempt to sell the shares directly to friends, family members and business acquaintances. Mr. Manzo will not receive commission or any other remuneration for such sales. In offering the securities on our behalf, Mr. Manzo will rely on the safe harbor from broker-dealer registration set out in Rule 3(a)4-1 under the Securities and Exchange Act of 1934.

In order to subscribe to purchase the Shares, a prospective Investor must complete, sign and deliver the executed Subscription Agreement to the Company and wire funds for its subscription amount if necessary in accordance with the instructions included in the Subscription Package attached as Exhibit 1.

The Company reserves the right to reject any Investor's subscription in whole or in part for any reason. If the offering terminates or if any prospective Investor's subscription is rejected, all funds received from such Investors will be returned without interest or deduction.

The Company reserves the right to accept payment for subscription other than cash such as forgiveness of existing debt under an existing note provided the note existed prior to the effective date of this offering.
This Offering is made only by means of this Offering Circular and prospective Investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest in the Shares.

State Qualification and Suitability Standards

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to purchase any shares in any jurisdiction in which, or to any person to whom, it would be unlawful to do so. An investment in the shares involves substantial risks and possible loss by Investors of their entire investment. See "Risk Factors."

These shares have not been qualified under the securities laws of any state or jurisdiction. We plan to qualify the Offering only in New York and with such other state securities regulatory bodies as we may determine from time to time. We may also offer or sell Shares in other states in reliance on exemptions from registration requirements of the laws of those states.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of 125,000,000 shares of our Common Stock in this offering at an offering price of $0.008 per share will be approximately $970,000 after deducting our estimated legal fees and placement agent fees as described below.

Total Proceeds to Company $1,000,000

Operating Uses

Retirement of Debt	$242,500
Clinical Trial	$242,500
Marketing	$388,000
Working Capital	$97,000
<u>Offering and Related Expenses</u>	
Legal Fees	$17,500 (payable in the form of cash or promissory note)
Accounting Fees	$11,500 (payable in the form of cash or promissory note)
Filing Expenses	$1,000
Total Uses of Proceeds	$1,000,000

We intend to issue shares through this Offering to retire debt financing that the Company has incurred for the purposes of growth. It is also estimated that the funds raised via the issuance of equity through this Offering would be applied to general corporate purposes, and to the development of Lacto-Freedom.

DIVIDEND POLICY

We do not anticipate that we will declare or pay regular dividends on our common stock in the foreseeable future as we generally intend to invest any future earnings in the development and growth of our business. Future dividends if any will be at the discretion of our Board of Directors and will depend on many factors including general economic and business conditions, our strategic plans, our financial results and conditions, legal requirements, any contractual obligations or limitations, and other factors that our Board of Directors deems relevant.

FORWARD-LOOKING STATEMENTS

This Offering Circular contains statements about the future, sometimes referred to as "forward-looking" statements. Forward-looking statements are typically identified by use of the words "believe," "may," "could," "should," "expect," "anticipate," "estimate," "project," "propose," "plan," "intend," and similar words and expressions. Statements that describe our future strategic plans, goals, or objectives are also forward-looking statements.

Readers of this Offering Circular are cautioned that any forward-looking statements, including those regarding us or our management's current beliefs, expectations, anticipations, estimations, projections, strategies, proposals, plans, or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties, such as:

The forward-looking information is based on present circumstances and on our predictions respecting events that have not occurred, that may not occur, or that may occur with different consequences from those now assumed or anticipated. Actual events or results may differ materially from those discussed in the forward-looking statements. The forward-looking statements included in this Offering Circular are made only as of the date of this Offering Circular.

Readers of this document are cautioned that any forward-looking statements, including those regarding us or our management's current beliefs, expectations, anticipations, estimations, projections, proposals, plans, or intentions, are not guarantees of future performance or results of events and involve risks and uncertainties.

BUSINESS

History

Manzo Pharmaceuticals, Inc. (the "Company") was incorporated on May 10, 1989 under the name Fortune Oil and Gas, Inc. under the laws of the State of Nevada. The Company was domesticated into the State of Wyoming on May 15, 2012. On September 17, 2014, the Company changed its name to Manzo Pharmaceuticals, Inc. to better reflect its business activities.

On June 11, 2014, 2,000,000 Series A Preferred shares of the Company were issued in exchange for all units of Manzo Pharmaceuticals, LLC. ("MPL"). The Company operates as the parent company and MPL as the subsidiary. As part of the acquisition, Kenneth Manzo was appointed Chief Executive Officer and Chairman of the Company. Kenneth Manzo organized MPL on November 12, 2013 under the laws of the State of Pennsylvania. Mr. Manzo is a registered pharmacist and graduated from St. John's University in Queens, New York in 1991 with a degree in pharmaceutical science.

General Business Plan

MPL currently produces and sells "Manzo's Tummy-Relief," a natural and effective remedy for colic, gas, and hiccups in babies. Manzo Pharmaceuticals, LLC is a startup specialty pharmaceutical company that is developing a range of innovative and affordable formulations for various drugs and supplements. MPL is focused on addressing the unmet medical needs of patients with innovative, patient-friendly and affordable solutions. MPL is currently doing research on helping people with lactose intolerance. Recently, MPL invented and patented "Lacto-Freedom," a probiotic that counters the effects of lactose intolerance. MPL is working closely with Celprogen, Inc. to produce, develop, and test the safety and efficacy of the product.

Probiotics

Probiotics are live microorganisms (in most cases, bacteria) that are similar to beneficial microorganisms found in the human gut. They are also called "friendly bacteria" or "good bacteria." One widely used definition, developed by the World Health Organization and the Food and Agriculture Organization of the United Nations, is that probiotics are "live microorganisms, which, when administered in adequate amounts, confer a health benefit on the host." (For example, see http://www.who.int/foodsafety/publications/fs_management/en/probiotics.pdf). Microorganisms are tiny living organisms—such as bacteria, viruses, and yeasts—that can be seen only under a microscope.

Probiotics are available in foods and dietary supplements (for example, capsules, tablets, and powders) and in some other forms as well. Examples of foods containing probiotics are yogurt, fermented and unfermented milk, miso, tempeh, and some juices and soy beverages. In probiotic foods and supplements, the bacteria may have been present originally or added during preparation. Some probiotic foods date back to ancient times, such as fermented foods and cultured milk products.

Most probiotics are bacteria similar to those naturally found in people's guts, especially in those of breastfed infants (who have natural protection against many diseases). Most often, the bacteria come from two groups, Lactobacillus or Bifidobacterium. Within each group, there are different species (for example, Lactobacillus acidophilus and Bifidobacterium bifidus), and within each species, different strains (or varieties). Other bacterial groups in which probiotic strains have been identified include Bacillus, E. coli, Enterococcus, and Streptococcus.

Our Challenges

Our primary challenges are:

- Finding a company to conduct the clinical trial or having to do this on our own;
- Raising adequate capital;
- Market timing;
- Our competition;
- The time needed to establish a manufacturing facility;
- Getting the product carried by retail chains;
- Setting up online sales infrastructure; and,
- Maintaining operating costs at a level that allows us to achieve maximum profitability without incurring undue risk from failure to carry adequate insurance or meet necessary regulatory standards.

Our Business Strategy

The principal elements of our business strategy going forward include:

- Working closely with Celprogen to produce, develop, and test the safety and efficacy of Lacto-Freedom;
- Continuing to sell our natural and effective remedy for colic, gas, and hiccups in babies called Manzo's Tummy Relief; and,
- Developing other products and supplements.

Our Competitive Strengths

Due to our small size, we are able to act quickly in the acquisition of new projects. We are also able to take on smaller projects that may be passed over by larger investors. Additionally, our CEO and Chairman, Kenneth Manzo has specific experience in the area in which we plan to operate. He has been a licensed pharmacist for over twenty years and during that time, he has honed his expertise in formulating and compounding supplements.

Marketing & Sales

We plan on advertising our product online, in magazines, and to large retail stores. We will also target lactose intolerance groups and gastroenterologists who diagnose and treat patients with lactose intolerance. We will use Facebook and Twitter to advertise our products as well. We plan on selling the product on Amazon.com. We may also license the product in order to be manufactured and sold by third parties.

Employees

We currently have no employees. All functions including development, strategy, negotiations and administration are currently being provided by our executive officers on a voluntary basis.

Customers

The Company is currently in its development phase and has no customers yet.

Government Regulation

The Company's products are subject to a multitude of government regulations that are discussed in the "Risk Factors" section of this Offering Circular. Regulations related to the marketing, sale, and production of supplements are generally governed by the Food and Drug Administration (FDA).

Research and Development

Depending on the results of the clinical trial of Lacto-Freedom, the Company anticipates spending $200,000 on research and development during the current fiscal year. These costs will be funded by the capital raised through this offering.

Legal Proceedings

We are not currently party to any material legal proceedings. From time to time we may be involved in legal claims or proceedings that arise out of the ordinary course of our business.

Real Estate

The Company does not own or lease any real estate currently but may lease an office in the future.

Oil and Gas Interests

None

OUR MANAGEMENT

Biographies of the Company's key officers and directors are included below.

OFFICERS:

KENNETH MANZO, age 46, of Shohola, PA.

DIRECTORS:

KENNETH MANZO, age 46, of Shohola, PA

Mr. Manzo has not filed a bankruptcy petition in the two years prior to this filing, and has not previously been convicted in a criminal proceeding.

VINCENT MANZO, age 48, of Franklin Square, NY

Mr. Manzo has not filed a bankruptcy petition in the two years prior to this filing, and has not previously been convicted in a criminal proceeding.

JASON RANDOLPH, age 35, of Berryville, NY

Mr. Randolph has not filed a bankruptcy petition in the two years prior to this filing, and has not previously been convicted in a criminal proceeding.

THOMAS MORTON, age 47, of Carle Place, NY

Mr. Morton has not filed a bankruptcy petition in the two years prior to this filing, and has not previously been convicted in a criminal proceeding.

Because of our small size we do not have any Directors other than those listed above. Therefore, we do not have a Compensation Committee and the Directors above can set the compensation of the officers of our Company.

Remuneration of Directors and Officers

The three highest paid directors or officers of the Company in the last fiscal year are listed below.

Name	**Capacity in which remuneration was received**	**Aggregate Remuneration**
Kenneth Manzo	Officer and Director	Paid 50,000,000 shares of common stock, valued at $50,000.00.
Vincent Manzo	Director	Paid 10,000,000 shares of common stock, valued at $10,000.00.

Jason Randolph	Director	Paid 10,000,000 shares of common stock, valued at $10,000.00.
Thomas Morton	Director	Paid 10,000,000 shares of common stock, valued at $10,000.00.

Going forward, the Company aims to grow to a level at which it can compensate its officers at a market rate salaries. The Company plans to continue to compensate its officers through the issuance of stock and stock options.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth information as of February 19, 2015 regarding the beneficial ownership of shares of our Common Stock by our directors and executive officers, and by each person known to us to own 10% or more of our outstanding shares. Except as otherwise noted in the footnotes below each person below has sole voting and investment power with respect to such securities.

Common Stockholders

Title of Class	Name & Address of Owner	Number of Shares Beneficially Owned	Percentage of Class
	All Officers and Directors		
Common	Kenneth Manzo	50,000,000	9.91%
Common	Vincent Manzo	10,000,000	1.05%
Common	Jason Randolph	10,000,000	1.05%
Common	Thomas Morton	10,000,000	1.05%
	Owners of 10% or more of common stock (list individually)		
Common	Eastlight Enterprises, Inc.	54,000,000	11.62%
Common	Globe Idol Capital, Inc.	54,000,000	11.62%

Preferred Stockholders (non-voting)

Title of Class	Name & Address of Owner	Number of Shares Beneficially Owned	Percentage of Class
	All Officers and		

	Directors as a Group		
Preferred A	Kenneth Manzo	4,000,000	80%
	Owners of 10% or more of any class of preferred stock (list below)		
Preferred A	Kenneth Manzo	4,000,000	80%

Option and Warrant Holders

Title of Class	**Name & Address of Owner**	**Number of Shares Beneficially Owned**	**Percentage of Class**
	All Officers and Directors as a Group		
N/A			
	Owners of 10% or more of any class of preferred stock (list below)		
N/A			

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Manzo Pharmaceuticals, LLC Transaction:

As described earlier in this Offering Circular, on June 11, 2014, 4,000,000 Series A Preferred shares of the Company were issued in exchange for all shares of Manzo Pharmaceuticals, LLC ("MPL").

Beyond those transactions described above, no officer, director, shareholder or other related party to the Company has entered any material transactions with the Company over the last two years, other than those related to their compensation as herein disclosed.

CAPITALIZATION

The following table reflects the capitalization of the Company as of December 31, 2014, not adjusted to reflect any subsequent stock splits, stock dividends, or recapitalizations.

The historical data in this table is derived from and should be read in conjunction with our financial statements, included in this Offering Circular, and in conjunction with the "Use of Proceeds" section.

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	10,687

Total Current Assets		10,687
Intangible assets (Net)		-
Goodwill		-
TOTAL ASSETS	$	10,687

LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	16,500
Derivative liability		72,938
Notes Payable related party		66,500
Current portion of long-term debt net of discount		22,754
Total Current Liabilities		178,692
Total Liabilities		178,692
STOCKHOLDERS' DEFICIT		
Preferred Stock, par value $.001 per share, 5,000,000 shares authorized, 2,000,000 and 0 issued and outstanding at 12/31/2014 and 12/31/2013, respectively		4,000
Common stock, par value $0.001 per share, 1,000,000,000 shares authorized; 464,522,000 and 268,521,168 issued, and outstanding 12/31/2014 and 12/31/2013, respectively		464,522
Additional paid-in-capital		3,167,691
Retained Deficit		(3,804,218)
Total Stockholders' Deficit		(168,005)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	10,687

MARKET FOR AND DIVIDENDS ON OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

Market Information

The principal market for shares of the Company's Common Stock is the OTC Markets Group. OTC Markets Group is not an exchange or an automated quotation system operated by registered securities system.

As of February 19, 2015, an aggregate of 504,522,000 shares of our common stock were issued and outstanding and were owned by approximately 112 holders of record based on information provided by our transfer agent.

Penny Stock Considerations

Our Common Stock is considered "penny stocks", which is a term defined under the Securities Exchange Act of 1934 to mean equity securities with price of less than $5.00. Our shares are thus subject to a set of rules that impose sales practice and disclosure requirements on broker-dealers who engage in certain transactions involving penny stocks.

Under the penny stock regulations, a broker-dealer selling a penny stock to anyone other than an established customer or accredited investor must make a special suitability determination regarding the purchaser and must receive the purchaser's written consent to the transaction prior to the sale unless the broker-dealer is otherwise exempt. Generally, an individual with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with his or her spouse is considered an accredited investor. In addition, under the penny stock regulations, the broker-dealer is required to:

Deliver, prior to any transaction involving penny stock, a disclosure schedule in the form prescribed by the Securities and Exchange Commission relating to the penny stock market unless the broker-dealer or the transaction is otherwise exempt;

Disclose the commissions payable to the broker-dealer and its registered representatives and the current bid and offer quotations for the securities;

Send monthly statements disclosing recent price information pertaining to the penny stock held in a customer's account, the account's value, and information regarding the limited market in penny stocks; and,

Make special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction prior to conducting any penny stock transaction in the customer's account.

Because of these regulations broker-dealers may encounter difficulties in their attempts to sell shares of our common stock, which may affect the ability of stockholders to sell their shares in the secondary market and have the effect of reducing the level of trading activity in the secondary market. These additional sales practice and disclosure requirements may impede the sale of shares of our Common Stock. In addition, these rules mean that the liquidity of our shares may be adversely affected with a corresponding decrease in the available price of our shares.

Dividends

We have no present intention of paying a dividend. To the extent we have any income, we intend to reinvest it in the business. The decision to pay a dividend on the Common Stock, and if so when and in what amount, will be made by the Board of Directors.

DESCRIPTION OF CAPITAL STOCK

This description is a summary only and is subject to the complete text of our certificate of incorporation and bylaws, forms of which we have filed as exhibits to this Offering Circular.

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

Each share of Common Stock entitles the holder to one vote on all matters on which holders are permitted to vote, including the election of directors. They do not have cumulative voting rights. Accordingly, holders of a majority of shares entitled to vote in an election of directors are able to elect all of the directors standing for election.

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of the Common Stock will share equally on a per share basis any dividends when, as and if declared by the Board of Directors out of funds legally available for that purpose. If we are liquidated, dissolved or wound up, the holders of our Common Stock will be entitled to a ratable share of any distribution to stockholders, after satisfaction of all of our liabilities and of the prior rights of any outstanding class of our preferred stock. Our Common Stock carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

Preferred Stock

Our Board of Directors has the authority, without stockholder approval, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The Board may determine the designation and other terms of each series, including, among others:

- Dividend rates;
- Whether dividends will be cumulative or non-cumulative;
- Redemption rights;
- Liquidation rights;

- Sinking fund provisions;
- Conversion or exchange rights; and
- Voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our common stock. It could also affect the likelihood that holders of our common stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock, or the issuance of rights to purchase shares of capital stock, could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our Board of Directors determined that a takeover proposal was not in the best interest of our stockholders, the Board could authorize the issuance of preferred stock or Common Stock without stockholder approval. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

- Diluting the voting or other rights of the proposed acquirer or insurgent stockholder group;
- Creating a substantial voting bloc in institutional or other hands that might undertake to support the position of the incumbent board; or
- Affecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation grants our Board of Directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our Board could establish one or more series of preferred stock that entitle holders to:

- Vote separately as a class on any proposed merger or consolidation;
- Cast a proportionately larger vote together with our common stock on any transaction or for all purposes;
- Elect directors having terms of office or voting rights greater than those of other directors;
- Convert preferred stock into a greater number of shares of our common stock or other securities;
- Demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or
- Exercise other rights designed to impede a takeover.

Alternatively, a change of control transaction deemed by the board to be in the best interest of our stockholders could be facilitated by issuing a series of preferred stock having sufficient voting rights to provide a required percentage vote of the stockholders.

Class A Preferred Stock

Our Board of Directors has created a class of preferred stock designated as the Class A Preferred Stock ("Class A Shares"). A single Class A Share has the number of votes equal to one thousand (1,000) shares of common stock. Class A Shares do not have a fixed dividend, but can be receive dividends at any time dividends are paid to shares of Common Stock, provided the Board of

Directors declares a dividend on the Class A Shares. Class A Shares carry no preemptive or other subscription rights to purchase shares of our stock and are not convertible, redeemable or assessable.

All of the outstanding shares of Class A Preferred Stock are owned by Mr. Manzo, which means that he can control the outcome of all votes of our stockholders, including those for the election of Directors and those relating to any proposed corporate transaction.

CERTIFICATE OF INCORPORATION AND BYLAWS

Election and Removal of Directors

Our Board of Directors currently consists of four directors. The Board fixes the exact number of directors and there will be four directors until the directors or stockholders by majority vote increase the number of directors. A director may be removed for cause by the stockholders at special meeting called for that purposes by an affirmative vote of shares representing a majority of the shares then entitled to vote at an election of directors. Any vacancy occurring on the board of directors and any newly created directorship may be filled by majority vote of the stockholders or directors in office.

Stockholder Meetings

Our bylaws provide that only the Chairperson, President, Treasurer, Secretary, or any two or more Directors may call special meetings of our stockholders.

Stockholder Action By Written Consent

Our bylaws provide that holders of our common stock are able to act by written consent without a meeting as provided in the General Corporation Law of the State of Wyoming.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Signature Stock Transfer, Inc., 2632 Coachlight Court, Plano, TX 75093, (972) 612-4120.

FINANCIAL STATEMENTS

Manzo Pharmaceuticals, Inc.
(Formerly Fortune Oil & Gas, Inc.)
Consolidated Balance Sheets
(Unaudited)

	December 31, 2014	December 31, 2013
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 10,687	$ -
Total Current Assets	10,687	-
Intangible assets (Net)	-	70,000
Goodwill	-	110,100
TOTAL ASSETS	$ 10,687	$ 180,100
LIABILITIES AND STOCKHOLDERS' DEFICIT		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 16,500	$ -
Derivative liability	72,938	-
Notes Payable related party	66,500	-
Current portion of long-term debt net of discount	22,754	310,000
Total Current Liabilities	178,692	310,000
Total Liabilities	178,692	310,000
STOCKHOLDERS' DEFICIT		
Preferred Stock, par value $.001 per share, 5,000,000 shares authorized, 2,000,000 and 0 issued and outstanding at 12/31/2014 and 12/31/2013, respectively	4,000	-
Common stock, par value $0.001 per share, 1,000,000,000 shares authorized; 464,522,000 and 268,521,168 issued, and outstanding 12/31/2014 and 12/31/2013, respectively	464,522	268,521
Additional paid-in-capital	3,167,691	2,416,691
Retained Deficit	(3,804,218)	(2,815,112)
Total Stockholders' Deficit	(168,005)	(129,900)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 10,687	$ 180,100

"The accompanying notes are an integral part of these financial statements"

Manzo Pharmaceuticals, Inc.
(Formerly Fortune Oil & Gas, Inc.)
Consolidated Statements of Operations
(Unaudited)

	For The Years Ended December 31, 2014	For The Years Ended December 31, 2013
REVENUES	$ 548	$ -
COST OF SALES	-	-
GROSS PROFIT	548	-
OPERATING EXPENSES	246,361	-
LOSS FROM OPERATIONS	(245,814)	-
OTHER INCOME (EXPENSE)		
Impairment expense	(180,100)	-
Gain(loss) on derivatives	(22,825)	-
Interest expense	(540,367)	-
TOTAL OTHER INCOME (EXPENSE)	(743,292)	-
NET INCOME (LOSS) BEFORE INCOME TAXES	(989,106)	-
PROVISION FOR INCOME TAXES	-	-
NET INCOME (LOSS)	$ (989,106)	$ -
OTHER COMPREHENSIVE INCOME /(LOSS) NET OF TAXES		
Unrealized income (loss) on held for sale marketable securities	-	-
COMPREHENSIVE INCOME/(LOSS)	$ (989,106)	$ -
LOSS PER SHARE - BASIC & DILUTED	$ (0.00)	$ -
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	340,302,236	268,521,168

"The accompanying notes are an integral part of these financial statements"

Manzo Pharmaceuticals, Inc.
(Formerly Fortune Oil & Gas, Inc.)
Consolidated Statements of Cash Flows
(Unaudited)

	For The Years Ended December 31, 2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income(loss)	$ (989,106)	$ -
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Debt accretion	22,754	-
Stock issued for services	126,001	
Derivative liabilities (gain)loss	72,938	
Beneficial conversions on stock issued	513,000	-
Impairment Expense	180,100	-
Change in operating assets and liabilities, net of acquisition:		
Increase (decrease) in accounts payable and accrued expenses	16,500	-
Increase (decrease) in other current liabilities	-	-
Net Cash Used in Operating Activities	(57,813)	-
CASH FLOWS FROM INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Payoff of notes payable	-	-
Cash received from notes payable	45,500	-
Cash paid to related party loans	81,000	-
Cash received from related party loans	(60,000)	-
Net Cash Provided by (Used in) Financing Activities	66,500	-
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,687	-
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	-	-
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 8,687	$ -
SUPPLEMENTAL DISCLOSURES:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Common stock reverse split	$ 2,416,691	$ -
Issuance of preferred stock	$ 4,000	$ -
Stock issued for debt	$ 144,200	$ -
Debt discounted to capital	$ 165,800	$ -

"The accompanying notes are an integral part of these financial statements"

Manzo Pharmaceuticals, Inc.

(Formerly Fortune Oil & Gas, Inc.)

Consolidated Statement of Stockholder's Deficit

For The Years Ended December 31, 2014 and 2013 (Unaudited)

	Preferred Stock Shares	Preferred Stock Amount	Common Stock Shares	Common Stock Amount	Contributed Capital	Accumulated Deficit	Total
Balances January 1, 2013	0	$ 0	268,521,168	$ 268,521	$ 2,416,691	$ (2,815,112)	$ (129,900)
Net Income 1/1/2013 to 12/31/2013	**0**	**0**	**0**	**0**	**0**	**0**	**0**
Balances December 31, 2013	0	0	268,521,168	$ 268,521	$ 2,416,691	$ (2,815,112)	$ (129,900)
Preferred stock issuance	**2,000,000**	**4,000**	**0**	**0**	**(4,000)**	**0**	**0**
Beneficial Conversion	0	0	0	0	165,800	0	165,800
Stock Exchanged for debt	**0**	**0**	**108,000,000**	**108,000**	**549,200**	**0**	**657,200**
Stock issued for services	0	0	88,000,832	88,001	40,000	0	128,001
Net Income 1/1/2014 to 12/31/2014	**0**	**0**	**0**	**0**	**0**	**(989,106)**	**(989,106)**
Balances December 31, 2014	2,000,000	$ 4,000	464,522,000	$ 464,522	$ 3,167,691	$ (3,804,218)	$ (168,005)

"The accompanying notes are an integral part of these financial statements"

Manzo Pharmaceuticals, Inc.
(Formerly Fortune Oil & Gas, Inc.)
Notes to Financial Statements
January 1, 2014 – December 31, 2014

NOTE 1 - ORGANIZATION AND OPERATIONS

Organization

Manzo Pharmaceuticals, Inc. (formerly - Fortune Oil & Gas Inc.) (the "*Company* ") was incorporated under the laws of the State of Nevada on January 24, 1980. The Company is an independent energy company engaged in the exploration, development, exploitation and production of oil and natural gas, in locations off the shore of Indonesia with operations focused mainly on the North Java Sea, Indonesia. In April of 2012 the company sold off its subsidiary corporations but maintained its intellectual properties, commission and license agreements, generating minimal but measurable revenue and owning substantial assets in the form of intellectual property as it operates to this day.

The Company was originally incorporated with an authorized capital of 25,000,000 shares of common stock with a par value of one cent ($0.001) per share. On 10/1/1999 the Company amended its articles of incorporation, changing its authorizing common stock to 50,000,000 shares at $0.001 par value. On 8/22/2002 the company amended its articles of incorporation once more to increase the authorized common shares to 100,000,000 with a par value of .001, and then again on 11/15/2010 to increase the authorized shares to 888,000,000 at a par value of.001. On 2/16/2012, the company amended its articles of incorporation to increase its number of authorized shares to 5,000,000,000 with a par value of .001, and on 4/25/2012, the company moved its state of incorporation to Wyoming.

On June 18, 2014 the company changed its name to Manzo Pharmaceuticals, Inc. and appointed Kenneth Manzo, an experienced chemist and licensed pharmacist, to the board of directors as the sole Officer and Director of the company. Mr. Manzo's appointment was done in conjunction with an agreement that laid out the acquisition of Manzo Pharmaceuticals LLC, an alternative healthcare company with patents for a probiotic remedy for lactose intolerance. The company also owns other products including a remedy for babies suffering from colic and/or digestive gas. The company sells this remedy online and plans to add many more to its product line in the near future. Fortune oil and gas will submit for a name change to Manzo pharmaceuticals and the business model will follow to target the multi-billion dollar alternative health sector.

The Company acquired 100% of Manzo Pharmaceutical LLC a Pennsylvania LLC in exchange for 2,000,000 shares of its Series "A; preferred stock on May 1 2014. On September 17, 2014 the Company effectuated a reverse 10 for 1 stock split. All financial presented here have been adjusted to reflect this split.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant account policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and the notes are the representation of the Company's management, who are responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles ("US GAAP") and have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The Consolidated Financial Statements include the accounts of the Company and its majority-owned and wholly-owned subsidiaries. All significant intercompany account balances, transactions, profits and losses have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

The majority of the Company's revenue is derived from the sale of recycled OEM products and aftermarket products. Revenue is recognized when the products are shipped, title and risk of loss transfer to the buyer, and collectability is reasonably assured, subject to an allowance for estimated returns, discounts and allowances that management estimates based upon historical information. Retail revenues are recognized when customers pay for parts, and wholesale product revenues are recognized when customer weight certificates are received following shipments. Historically, there have been very few sales returns and adjustments that impact the ultimate collection of revenues; therefore, no material provisions have been made when the sale is recognized.

Cash and Cash Equivalents

Cash comprise cash in hand and cash held on demand with banks. The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value. Cash and cash equivalents comprise of the non-interest bearing checking accounts in US Dollars.

Accounts Receivables, Net

Accounts receivable represent amounts due from customers on product and other sales. These accounts receivable, which are reduced by an allowance for doubtful accounts, are recorded at the invoiced amount and do not bear interest. The Company evaluates the collectability of its accounts receivable based on a combination of factors, including whether sales were made pursuant to letters of credit. In cases where management is aware of circumstances that may impair a specific customer's ability to meet its financial obligations, management records a specific allowance against amounts due, and reduces the net recognized receivable to the amount the Company believes will be collected. For all other customers, the Company maintains an allowance that considers the total receivables outstanding, historical collection rates and economic trends. Accounts are written off when all efforts to collect have been exhausted.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Expenditures for major additions and improvements are capitalized. As property and equipment are sold or retired, the applicable cost and accumulated depreciation are removed from the accounts and any resulting gain or loss thereon is recognized as operating expenses.

Depreciation is calculated using the straight-line method over the estimated useful lives or, in the case of leasehold improvements, the term of the related lease, including renewal periods, if shorter. Estimated useful lives are as follows:

Buildings	40 years
Equipment	5-15 years

The Company reviews property, plant and equipment and all amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Recoverability is based on estimated undiscounted cash flows. Measurement of the impairment loss, if any, is based on the difference between the carrying value and fair value.

Impairment of Long-Lived Assets and Amortizable Intangible Assets

The Company follows ASC 360-10, "Property, Plant, and Equipment," which established a "primary asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used. Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of a long-lived asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or fair value less cost to sell.

Intangible Assets - Goodwill

The excess of the purchase price over net tangible and identifiable intangible assets of business acquired is carried as Goodwill on the balance sheet. Goodwill is not amortized, but instead is assessed for impairment at least annually and upon the occurrence of certain triggering events or substantive changes in circumstances that indicate that the fair value of goodwill may be impaired. Measurement of the impairment loss, if any, is based on the difference between the carrying value and fair value of reporting unit. The goodwill impairment test follows a two-step process. In the first step, the fair value of a reporting unit is compared to its carrying value. If the carrying value of a reporting unit exceeds its fair value, the second step of the impairment test is performed for purposes of measuring the impairment. In the second step, the fair value of the reporting unit is allocated to all of the assets and liabilities of the reporting unit to determine an implied goodwill value. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of goodwill, an impairment loss will be recognized in an amount equal to that excess. Our Intangible assets recorded impairments to the carrying value of long-lived assets and intangible assets subject to amortization during the year ended December 31, 2014 of $180,100.

Business segments

ASC 280, "Segment Reporting" requires use of the "management approach" model for segment reporting. The management approach model is based on the way a company's management organizes segments within the company for making operating decisions and assessing performance. The Company determined it has one operating segments as of December 31, 2014 and 2013.

Fair Value Measurements

For certain financial instruments, including accounts receivable, accounts payable, interest payable, advances payable and notes payable, the carrying amounts approximate fair value due to their relatively short maturities.

On January 1, 2008, the Company adopted ASC 820-10, "Fair Value Measurements and Disclosures." ASC 820-10 defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company did not identify any non-recurring assets and liabilities that are required to be presented in the balance sheets at fair value in accordance with ASC 815.

In February 2007, the FASB issued ASC 825-10 "Financial Instruments."ASC 825-10 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. ASC 825-10 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. The Company adopted ASC 825-10 on January 1, 2008. The Company chose not to elect the option to measure the fair value of eligible financial assets and liabilities.

Income Taxes

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheets along with any associated interest and penalties that would be payable to the taxing authorities upon examination.

Applicable interest and penalties associated with unrecognized tax benefits are classified as additional income taxes in the statements of operations.

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry-forwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are

Special Purpose Entities

The Company does not have any off-balance sheet financing activities.

Net Income per Share

The Company computes net income (loss) per share in accordance with ASC 260-10, "Earnings Per Share." The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per share gives effect to all dilutive potential common shares outstanding during the period using the "as if converted" basis.

Common Stock

There is currently only one class of common stock. Each share common stock is entitled to one vote. The authorized common stock of the Company at February 19, 2015 was 1,000,000,000 shares with a nominal value per share of $0.001. Authorized shares that have been issued and fully paid amounted to 464,522,000 shares of common stocks.

Preferred Stock

The Company's Board of Directors has authorized the issuance of Series "A" Preferred stock of 4,000,000 with a nominal value per share of $0.001. 4,000,000 series "A" shares have been issued and each preferred share carries the voting rights of 1,000 common shares.

NOTE 3 - RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

No. 2012-02, July 2012, Intangibles—Goodwill and Other (Topic 350): In accordance with the amendments in this update, an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30.

No. 2012-06, October 2012, Business Combinations (Topic 805): When a reporting entity recognizes an indemnification asset (in accordance with Subtopic 805-20) as a result of a government-assisted acquisition of a financial institution and subsequently a change in the cash flows expected to be collected on the indemnification asset occurs (as a result of a change in cash flows expected to be collected on the assets subject to indemnification), the reporting entity should subsequently account for the change in the measurement of the indemnification asset on the same basis as the change in the assets subject to indemnification. Any amortization of changes in value should be limited to the contractual term of the indemnification agreement (that is, the lesser of the term of the indemnification agreement and the remaining life of the indemnified assets).

No. 2013-01, January 2013, Balance Sheet(Topic 210): The amendments in this Update affect entities that have derivatives accounted for in accordance with Topic 815, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement. Entities with other types of financial assets and financial liabilities subject to a master netting arrangement or similar agreement also are affected because these amendments make them no longer subject to the disclosure requirements in Update 2011-11.

NOTE 4- ACCOUNTS RECEIVABLE

The company currently has no receivables as all accounts are paid in full as of December 31, 2014.

NOTE 5 – NET INCOME PER SHARE

The following table sets forth the information used to compute basic and diluted net income per share attributable to MNZO for the nine months ended December 31, 2014:

	12/31/2014	12/31/2013
Net Income (Loss)	$ (989,106)	$ 0
Weighted-average common shares outstanding basic:		
Weighted-average common stock basic	340,302,236	268,521,168
Equivalents		
Stock options	-	-
Warrants	-	-
Convertible Notes	-	-

Weighted-average common shares outstanding- Diluted	340,302,236	268,521,168

NOTE 6- ACQUISITIONS AND INTANGIBLES

During the fiscal year ended December 31, 2012, the Company acquired Fortune Oil & Gas Inc.. The acquisitions were also accounted for as business purchases and recorded at the estimated fair values of the net tangible and identifiable intangible assets acquired.

Intangible assets consist of the following:	12/31/2014	12/31/2013
Trademarks	$ 65,000	$ 65,000
Software	5,000	5,000
Less: Accumulated amortization Impairment	(70,000)	0
Intangible Assets, Net	0	70,000
Goodwill	$ 110,100	$ 110,100
Less: impairment	(110,100)	0
Goodwill, Net	$ 0	$ 110,100

NOTE 7 - CONVERTIBLE PROMISSORY NOTES

As of December 31, 2013, the company was originally owed a balance of $375,500 from past loans that have been put into four convertible notes. In June of 2014, Peachtree Capital LLC acquired the notes and then sold 50% to two third parties of each note parties in leaving $165,800 in balance as of December 31, 2014. All four of these convertible debt notes have been discounted to zero with a beneficial conversion expense to the Company of $6,207,413. Additionally, the Company received $45,500 in convertible financing in 2014. These notes had conversion terms that were deemed derivative liabilities by the company and have been recorded as detailed in the table below at fair market value at the end of our reporting period.

	Eastlight	Globe	Peachtree	Peachtree
Original notes payable December 31, 2013	$ 155,000	$ 155,000	$ 0	$ 0
Convertible notes issued in 2014			40,000	5,500
Discounts on notes	(155,000)	(155,000)	0	0
2014 Accretion of discount	0	0	(19,998)	(2,748)
Net notes payable Balance December 31, 2014	$ 0	$ 0	$ 20,002	$ 2,752

Derivative liability on note January 1, 2014	$ 0	$ 0	$ 0	$ 0
Additional derivatives 2014			48,588	5,658
Conversions	0	0	0	0
Adjustment to December 31, 2014 Fair Market Value	0	0	15,533	3,159
Derivative liability at December 31, 2014	$ 0	$ 0	$ 64,121	$ 8,817

NOTE 8 - GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Currently, the Company has limited operating history and has incurred continuing operating losses, and as of December 31, 2014 the Company had insufficient working capital on hand. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management believes that the Company's capital requirements will depend on many factors including the success of the Company's development efforts and its efforts to raise capital. Management also believes the Company needs to raise additional capital for working capital purposes. There is no assurance that such financing will be available in the future. The conditions described above raise substantial doubt about our ability to continue as a going concern. The financial statements of the Company do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 9- COMMITMENTS AND CONTINGENCIES

Commitments:

None.

Contingencies:

None.

NOTE 10 - DISCONTINUED OPERATIONS

On or around April of 2012, the company was divested of its mining operations, but continued operating as a licensing company maintaining its intellectual property and attempting to license it. Currently, management is preparing to acquire Manzo pharmaceuticals, which will change the company direction to include the sale of alternative health aids.

NOTE 11- RELATED PARTY TRANSACTIONS

During the past year ended December 31, 2014, the Company had funds of $126,500 lent to the company from related parties. During the rear $60,000 was repaid leaving a principal balance of $66,500 at December 31, 2014. These loans are due on demand and have a zero percent interest rate. The Company currently also pays direct business expenses for space used in the CEO's home. These include phone internet, etc. and is done on a month to month basis with no commitments.

NOTE 12- INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The effective tax rate on the net loss before income taxes differs from the U.S. statutory rate as follows:

	12/31/2014
U.S statutory rate	34.00%
Less valuation allowance	(34.00)%
Effective tax rate	**0.00%**

The significant components of deferred tax assets and liabilities are as follows:

	12/31/2014
Deferred tax assets	
Net operating losses	$ (3,804,218)
Deferred tax liability	
Net deferred tax assets	(1,293,434)
Less valuation allowance	**1,293,434**
Deferred tax asset - net valuation allowance	**$ 0**

On an interim basis, the Company has a net operating loss carryover of approximately $3,804,218 available to offset future income for income tax reporting purposes, which will expire in various years through 2032, if not previously utilized. However, the Company's ability to use the carryover net operating loss may be substantially limited or eliminated pursuant to Internal Revenue Code Section 382. The Company adopted the provisions of ASC 740-10-50, formerly FIN 48, and "Accounting for Uncertainty in Income Taxes". The Company had no material unrecognized income tax assets or liabilities as of December 31, 2014.

The Company's policy regarding income tax interest and penalties is to expense those items as general and administrative expense but to identify them for tax purposes. During the year ended December 31, 2014, there were no income tax, or related interest and penalty items in the income statement, or liabilities on the balance sheet. The Company files income tax returns in the U.S. federal jurisdiction and Wyoming state jurisdiction. We are not currently involved in any income tax examinations.

EXHIBITS

Exhibit Number	
2.1	Certificate of Incorporation
2.2	Bylaws
2.3	Articles of Amendment to Articles of Incorporation
3.1	Form of Subscription Agreement
4.1	Opinion of Counsel

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of ___Shohola_____ State of __PA____ on _3/16/15__

MANZO PHARMACEUTICALS, INC

By: /s/ Kenneth Manzo
Kenneth Manzo, CEO and Chairman of the Board of Directors

SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "Subscription Agreement") is made as of this day of ___________ 2015 by and between Manzo Pharmaceuticals, Inc., a Wyoming corporation (the "Issuer") with offices at P.O. Box 107, Milford, PA 18337, and the undersigned (the "Subscriber").

RECITALS

A. WHEREAS pursuant to an Offering Circular dated ________ 2015 (the "Offering Circular") the Issuer is offering in Regulation A Offering (the "Offering") to accredited investors up to 125,000,000 shares the shares of the Issuer's common stock par value $0.001 per share Common Stock at purchase price of $0.008 per share for maximum aggregate purchase price of $1,000,000 (the "Maximum Offering").

B. WHEREAS the Subscriber desires to subscribe for the number of shares set forth on the signature page hereof on the terms and conditions hereinafter set forth.
NOW THEREFORE for and in consideration of the premises and the mutual covenants hereinafter set forth the parties hereto do hereby agree as follows:

I. SUBSCRIPTION FOR COMMON SHARES AND REPRESENTATIONS AND COVENANTS OF SUBSCRIBER

1.1 Subject to the terms and conditions hereinafter set forth, the Subscriber hereby subscribes for and agrees to purchase from the Issuer the number of shares set forth on the signature page hereof at price equal to $0.008 per share and the Issuer agrees to sell such shares to the Subscriber for said purchase price subject to the Issuer's right to sell to the Subscriber such lesser number of or no shares as the Issuer may in its sole discretion deem necessary or desirable.

1.2 The Subscriber has full power and authority to enter into and deliver this Subscription Agreement and to perform the obligations hereunder, and the execution, delivery and performance of this Subscription Agreement has been duly authorized, if applicable, and this Subscription Agreement constitutes a valid and legally binding obligation of the Subscriber.

1.3 The Subscriber acknowledges receipt of and represents and warrants that the Subscriber and his, her or its attorney, accountant, purchaser representative and/or tax advisor, if any (collectively the "Advisors") prior to the execution of this Subscription Agreement have carefully reviewed and understands the Offering Circular, all supplements to the Offering Circular, and all other documents furnished in connection with this transaction by the Issuer (collectively the "Offering Documents").

1.4 The Subscriber recognizes that the purchase of shares involves a high degree of risk in that: (i) an investment in the Issuer is highly speculative and only investors who can afford the loss of their entire investment should consider investing in the Issuer and the shares, (ii) the shares are not registered under the Securities Act of 1933 as amended the Act or any state securities law, (iii) there is only limited trading market for the shares and there is no assurance that a more active one will ever develop, and thus the Subscriber may not be able to liquidate his, her or its investment, (iv) transferability of the shares is limited because of the federal and state securities laws and regulations and, (v) an investor could suffer the loss of his, her or its entire investment The Subscriber has carefully read and considered the matters set forth in the Offering Circular and in particular the matters under the caption "Risk Factors" therein, and, in particular, acknowledges that the Issuer has limited operating history.

1.5 The Subscriber is an "accredited investor," as such term is defined in Rule 501 of Regulation D promulgated under the Act and the Subscriber is able to bear the economic risk of an investment in the shares.

1.6 The Subscriber is not relying on the Issuer or its affiliates or agents with respect to economic considerations involved in this investment. The Subscriber has relied on the advice of or has consulted with only his, her or its Advisors, if any. Each Advisor, if any, is capable of evaluating the merits and risks of an investment in the shares as such are described in the Offering Circular and each Advisor, if any, has disclosed to the Subscriber in writing, copy of which is annexed to this Subscription Agreement, the specific details of any and all past, present or future relationships, actual or contemplated, between the Advisor and the Issuer.

1.7 The Subscriber has prior investment experience (including investment in non-listed and non-registered securities), has (together with his, her or its Advisors, if any) such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the prospective investment in the shares and has read and evaluated, or has employed the services of an investment advisor, attorney or accountant to read and evaluate, all of the documents furnished or made available by the Issuer to the Subscriber, including the Offering Circular, as well as the merits and risks of such investment by the Subscriber. The Subscriber's overall commitment to investments, which are not readily marketable, is not disproportionate to the Subscriber's net worth, and the Subscriber's investment in the shares will not cause such overall commitment to be excessive. The Subscriber, if an individual, has adequate means of providing for his or her current needs and personal and family contingencies and has no need for liquidity in his or her investment in the shares. The Subscriber is financially able to bear the economic risk of this investment, including the ability to afford holding the shares for an indefinite period or a complete loss of this investment. If other an individual, the Subscriber also represents it has not be organized solely for the purchase of acquiring the shares.

1.8 The Subscriber acknowledges that any estimates or forward-looking statements or projections included in the Offering Circular were prepared by the management of the Issuer in good faith, but that the attainment of any such projections estimates or forward-looking statements cannot be guaranteed by the Issuer, its management or its affiliates, and should not be relied upon.

1.9 The Subscriber acknowledges that the purchase of the shares may involve tax consequences to the Subscriber and that the contents of the Offering Documents do not contain tax advice. The Subscriber acknowledges that the Subscriber must retain his, her or its own professional Advisors to evaluate the tax and other consequences to the Subscriber of an investment in the shares. The Subscriber acknowledges that it is the responsibility of the Subscriber to determine the appropriateness and the merits of a corporate entity to own the Subscriber's hares and the corporate structure of such entity.

1.10 The Subscriber acknowledges that the Offering Circular and this Offering have not been reviewed by the Securities and Exchange Commission (the "SEC") or any state securities commission with regard to the fairness or merits of the Offering, and that no federal or state agency has made any finding or determination regarding the fairness or merits of the Offering, or confirmed the accuracy or determined the adequacy of the Offering Circular. Any representation to the contrary is a crime.

1.11 The Subscriber represents, warrants and agrees that the Shares are being purchased for his, her or its own beneficial account for investment. The Subscriber represents, warrants and agrees that he, she or it will not sell or otherwise transfer the shares except in accordance with the Securities Act and fully understands and agrees that the Subscriber must bear the economic risk of his, her or its purchase. The Subscriber understands that the Issuer is under no obligation to register the shares on his, her or its behalf.

1.12 The Subscriber understands that the shares have not been registered under the Act by reason of a claimed exemption under the provisions of the Act, which depends in part upon his, her or its investment intention.

1.13 The Subscriber agrees to indemnify and hold the Issuer its directors officers and controlling persons and their respective heirs representatives successors and assigns harmless against all liabilities, costs and expenses incurred by them as a result of any misrepresentation made by the Subscriber herein or as result of any sale or distribution by the Subscriber in violation of the Act, including without limitation, the rules promulgated thereunder, any state securities laws, or the Issuers Restated Certificate of Incorporation and/or Bylaws as amended from time to time.

1.14 The Subscriber understands that the Issuer will review and rely on this Subscription Agreement without making any independent investigation, and it is agreed that the Issuer reserves the unrestricted right to reject or limit any subscription, and to withdraw the Offering at any time.

1.15 The Subscriber hereby represents that the address of the Subscriber furnished at the end of this Subscription Agreement is the Subscribers principal residence, if the Subscriber is an individual, or its principal business address, if it is a corporation, or other entity.

1.16 The Subscriber acknowledges that, if the Subscriber is a Registered Representative of a broker dealer firm under the regulatory purview of Financial Industry Regulatory Authority ("FINRA"), the Subscriber must give such firm the notice required by FINRA's Conduct Rules, receipt of which must be acknowledged by such firm on the signature page hereof.

1.17 The Subscriber hereby acknowledges that neither the Issuer nor any persons associated with the Issuer who may provide assistance or advice in connection with the Offering are or are expected to be members or associated persons of members of FINRA or registered broker dealers under any federal or state securities laws.

1.18 The Subscriber hereby represents that except as expressly set forth in the Offering Documents, no representations or warranties have been made to the Subscriber by the Issuer or any agent sub-agent officer employee or affiliate of the Issuer, and in entering into this transaction the Subscriber is not relying on any information other than that contained in the Offering Documents and the results of independent investigation by the Subscriber.

1.19 No oral or written representations have been made or oral or written information furnished to the Subscriber or his, her or its Advisors, if any, in connection with the offering of the shares, which are in any way inconsistent with the information contained in the Offering Documents.

1.20 All information provided by the Subscriber in the Investor Questionnaire attached to this Subscription Agreement is true and accurate in all respects and the Subscriber acknowledges that the Issuer will be relying on such information to its possible detriment in deciding whether the Issuer can sell these securities to the Subscriber without giving rise to the loss of the exemption from registration under applicable securities laws.

1.21 The Subscriber is unaware of, is in no way relying on, and did not become aware of the offering of the shares through or as result of, any form of general solicitation or general advertising including, without limitation, any article, notice, advertisement or other communication published in any newspaper, magazine or similar media or broadcast over television, radio, or electronic mail over the Internet, in connection with the offering and sale of the shares, and is not subscribing for shares and did not become aware of the offering of the shares through or as a result of any seminar or meeting to which the Subscriber was invited by, or any solicitation of subscription by, a person not previously known to the Subscriber in connection with investments in securities generally.

1.22 The Subscriber has taken no action which would give rise to any claim by any person for brokerage commissions, finder's fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

1.23 The Subscriber is not relying on the Issuer or any of its employees agents or sub agents with respect to the legal, tax, economic and related considerations of an investment in the shares and the Subscriber has relied on the advice of or has consulted with only his, her or its own Advisors, if any.

1.24 (For ERISA plans only) The fiduciary of the ERISA plan (the "Plan") represents that such fiduciary has been informed of and understands the Issuer's business objectives, policies and strategies and that the decision to invest plan assets (as such term is defined in ERISA) in the Issuer is consistent with the provisions of ERISA that require diversification of plan assets and impose other fiduciary responsibilities. The subscriber or Plan fiduciary (a) is responsible for the decision to invest in the Issuer, (b) is independent of the Issuer and any of its affiliates, (c) is qualified to make such investment decision, and (d) in making such decision, the Subscriber or Plan fiduciary has not relied primarily on any advice or recommendation of the Issuer or any of its affiliates or its agents.

1.25 The foregoing representations, warranties and agreements shall survive the Closing.

II. REPRESENTATIONS BY THE ISSUER

The Issuer represents and warrants to the Subscriber that as of the date of the closing of this Offering (the "Closing Date"):

2.1 The Issuer is a corporation duly organized validly existing and in good standing under the laws of the State of Wyoming, authorized to do business in the State of Pennsylvania and has the corporate power to conduct the business that it conducts and proposes to conduct.

2.2 The execution delivery and performance of this Subscription Agreement by the Issuer have been duly authorized by the Issuer and all other corporate action required to authorize and consummate the offer and sale of the shares has been duly taken and approved. This Subscription Agreement is valid, binding and enforceable against the Issuer in accordance with its terms; except as enforcement may be limited by bankruptcy, insolvency, moratorium or similar laws, or by legal or equitable principles relating to or limiting creditors' rights generally, the availability of equity remedies, or public policy as to the enforcement of certain provisions, such as indemnification provisions.

2.3 The shares have been duly and validly authorized and issued.

2.4 The Issuer knows of no pending or threatened legal or governmental proceedings to which the Issuer is party that would materially adversely affect the business, financial condition or operations of the Issuer.

III. TERMS OF SUBSCRIPTION

3.1 Subject to Section 3.2 hereof, the subscription period will begin as of ___________________________ and will terminate at ________________ on the earlier of the date on which the Maximum Offering is sold or one year from the commencement date or the date the Offering is terminated by the Issuer (the "Termination Date").

3.2 The Subscriber hereby authorizes and directs the Issuer to deliver or cause the delivery of any certificates or other written instruments representing the shares to be issued to such Subscriber pursuant to this Subscription Agreement to the address indicated on the signature page hereof.

3.3 If the Subscriber is not United States person, such Subscriber shall immediately notify the Issuer and the Subscriber hereby represents that the Subscriber is satisfied as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the shares or any use of this Subscription Agreement including (i) the legal requirements within its jurisdiction for the purchase of the shares, (ii) any foreign exchange restrictions applicable to its jurisdiction for the purchase of the shares, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale or transfer of the shares. Such Subscriber's subscription and payment for, and continued beneficial ownership of, the shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

IV. NOTICE TO SUBSCRIBERS

4.1 THE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND RELATED STATE LAWS. THE SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THIS OFFERING OR THE ACCURACY OR ADEQUACY OF THE MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

4.2 FOR NEW YORK RESIDENTS: THIS OFFERING CIRCULAR HAS NOT BEEN REVIEWED BY THE ATTORNEY GENERAL PRIOR TO ITS ISSUANCE AND USE THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL THIS PRIVATE OFFERING MEMORANDUM DOES NOT CONTAIN AN UNTRUE STATEMENT OF MATERIAL FACT OR OMIT TO STATE MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE NOT MISLEADING IT CONTAINS FAIR SUMMARY OF MATERIAL TERMS AND DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN.

4.3 FOR NON-U.S RESIDENTS ONLY: NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES OF AMERICA THAT WOULD PERMIT AN OFFERING OF THESE SECURITIES OR POSSESSION OR DISTRIBUTION OF OFFERING MATERIAL IN CONNECTION WITH THE ISSUE OF THESE SECURITIES IN ANY COUNTRY OR JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED. IT IS THE RESPONSIBILITY OF ANY PERSON WISHING TO PURCHASE THESE SECURITIES TO SATISFY HIMSELF AS TO FULL OBSERVANCE OF THE LAWS OF ANY RELEVANT TERRITORY OUTSIDE THE UNTIED STATES OF AMERICA IN CONNECTION WITH ANY SUCH PURCHASE, INCLUDING OBTAINING ANY REQUIRED GOVERNMENTAL OR OTHER CONSENTS, OR OBSERVING ANY OTHER APPLICABLE FORMALITIES.

V. MISCELLANEOUS

5.1 Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by reputable overnight courier, facsimile with receipt of confirmation, or registered or certified mail return receipt requested addressed to the Issuer at the address set forth in the first paragraph hereof, Attention: Chief Executive Officer and to the Subscriber at the address or facsimile number indicated on the signature page hereof. Notices shall be deemed to have been given on the date when mailed or sent by facsimile transmission or overnight courier, except notices of change of address, which shall be deemed to have been given when received.

5.2 This Subscription Agreement shall not be changed, modified or amended, except by a writing, signed by the parties against whom such modification or amendment is to be charged, and this Subscription Agreement may not be discharged except by performance in accordance with its terms, or by a writing signed by the party to be charged.

5.3 This Subscription Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Subscription Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

5.4 Notwithstanding the place where this Subscription Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Pennsylvania. The parties hereby agree that any dispute which may arise between them, arising out of or in connection with this Subscription Agreement, shall be adjudicated only before a federal court located in Pike County, Pennsylvania, and they hereby submit to the exclusive jurisdiction of the federal courts located in Pike County, Pennsylvania with respect to any action or legal proceeding commenced by any party, and irrevocably waive any objection they now or hereafter may have respecting the venue of any such action or proceeding brought in such court, or respecting the fact that such court is an inconvenient forum relating to or arising out of this Subscription Agreement, or any acts or omissions relating to the sale of the securities hereunder and consent to the service of process in any such action or legal proceeding by means of registered or certified mail return receipt requested in care of the address set forth below or such other address as the Subscriber shall furnish in writing to the other. The parties further agree that in the event of any dispute, action, suit or other proceeding arising out of or in connection with this Subscription Agreement, the Offering Circular or other matters related to this subscription brought by Subscriber (or transferee), the Issuer (and each other defendant) shall recover all of such party's attorneys fees and costs incurred in each and every action, suit or other proceeding, including any and all appeals or petitions therefrom. As used herein, attorney's fees shall be deemed to mean the full and actual costs of any investigation and of legal services actually performed in connection with the matters involved, calculated on the basis of the usual fee charged by the attorneys performing such services.

5.5 This Subscription Agreement may be executed in counterparts. Upon the execution and delivery of this Subscription Agreement by the Subscriber, this Subscription Agreement shall become a binding obligation of the Subscriber with respect to the purchase of shares as herein provided, subject however to the right hereby reserved by the Issuer to (i) enter into the same agreements with other subscribers (ii) add and/or delete other persons as subscribers and (iii) reduce the amount of or reject any subscription.

5.6 The holding of any provision of this Subscription Agreement to be invalid or unenforceable by court of competent jurisdiction shall not affect any other provision of this Subscription Agreement that shall remain in full force and effect.

5.7 It is agreed that a waiver by either party of breach of any provision of this Subscription Agreement shall not operate or be construed as waiver of any subsequent breach by that same party.

5.8 The parties agree to execute and deliver all such further documents, agreements and instruments, and take such other and further actions as may be necessary or appropriate to carry out the purposes and intent of this Subscription Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF the parties have executed this Subscription Agreement as of the day and year first written above.

_________________________ X $0.008 for each share = $_______________________
Number of Shares subscribed for   Aggregate Purchase Price

Manner in which Title is to be held (Please Check One):

1. ____ Individual

2. ____ Joint Tenants with Right of Survivorship

3. ____ Community Property

4. ____ Tenants In Common

5. ____ Corporation / Partnership / Limited Liability Company

6. ____ IRA

7. ____ Trust/Estate/Pension or Profit Sharing Plan

Date Opened: _____________

8. ____ As Custodian for: ___________________________ (print name)
under the Uniform Gift to Minors Act in the State of ____________________________

9. ____ Married with Separate Property

10. ____ Keogh

11. ____ Tenants By the Entirety

12. ____ Foundation described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended

IF MORE THAN ONE SUBSCRIBER, EACH SUBSCRIBER MUST SIGN.
INDIVIDUAL SUBSCRIBERS MUST COMPLETE PAGE 10.
SUBSCRIBERS WHICH ARE ENTITIES MUST COMPLETE PAGE 11.

EXECUTION BY NATURAL PERSONS

Exact Name in Which Title is to be Held: ______________________________

Subscriber #1	**Subscriber #2 (if any)**
Name (Please Print): ______________________________	Name (Please Print): ______________________________
Residence Number and Street: ______________________________	Residence Number and Street: ______________________________
City State and Zip Code: ______________________________	City State and Zip Code: ______________________________
Social Security Number: ______________________________	Social Security Number: ______________________________
Telephone Number: ______________________________	Telephone Number: ______________________________
Fax Number (if available): ______________________________	Fax Number (if available): ______________________________
E-Mail (if available): ______________________________	E-Mail (if available): ______________________________
Signature: ______________________________	Signature: ______________________________

ACCEPTED this day of________ 201__ on behalf of Manzo Pharmaceuticals, Inc.

By: ______________________________
Kenneth Manzo, CEO

EXECUTION BY SUBSCRIBER WHICH IS AN ENTITY
(Corporation, Partnership, LLC, Trust Etc.)

Name of Entity (Please Print): ______________________

Date of Incorporation or Organization: ______________________

State of Principal Office: ______________________

Federal Taxpayer Identification Number: ______________________

Office Address: ______________________

City State and Zip Code: ______________________

Telephone Number: ______________________

Fax Number (if available): ______________________

E-Mail (if available): ______________________

Signature on Behalf of Entity:

______________________ [seal]
Name of Entity

By: ______________________ Attestation (if necessary): ______________

Name: ______________________

Title: ______________________

If Subscriber is Registered Representative with a FINRA member firm, have the following acknowledgement signed by the appropriate party:

The undersigned FINRA member firm acknowledges receipt of the notice required by Rule 3050 of the FINRA Conduct Rules.

____
Name of FINRA Firm

By: ______________________

Name: ______________________

Title: ______________________

ACCEPTED this day of________ 201__ on behalf of Manzo Pharmaceuticals, Inc.

By: ______________________
Kenneth Manzo, CEO

INVESTOR QUESTIONNAIRE

SECTION I.

Instructions: Check all boxes below which correctly describe you.

□ You are (i) a bank as defined in Section 3(a)(2) of the Securities Act of 1933, as amended (the "Securities Act"), (ii) a savings and loan association or other institution, as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in an individual or fiduciary capacity, (iii) a broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (iv) an insurance company as defined in Section 213 of the Securities Act, (v) an investment company registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), (vi) a business development company as defined in Section 2a48 of the Investment Company Act, (vii) a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 or of the Small Business Investment Act of 1958, as amended, (viii) a plan established and maintained by a state, its political subdivisions, or an agency or instrumentality of a state or its political subdivisions for the benefit of its employees and you have total assets in excess of $5,000,000, or (ix) an employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and (1) the decision that you shall subscribe for and purchase shares of the common stock par value $0.004 per share (the "Shares") of Blue Earth Resources, Inc. is made by plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank savings and loan association, insurance company or registered investment adviser, (2) you have total assets in excess of $5,000,000 and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors, as defined in Rule 501 of Regulation D promulgated under the Securities Act ("Regulation D") or (3) you are a self-directed plan and the decision that you shall subscribe for and purchase the Shares is made solely by persons or entities that are accredited investors.

□ You are a private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940, as amended.

□ You are an organization described in Section 501(c)(3) of the Internal Revenue Code of 1986, as amended (the "Code"), a corporation, Massachusetts or similar business trust, or a partnership, in each case not formed for the specific purpose of making an investment in the Shares and with total assets in excess of $5,000,000.

□ You are a natural person whose individual net worth or joint net worth with your spouse exceeds $1,000,000 at the time of your subscription for and purchase of the Shares, excluding your primary residence as an asset and any indebtedness that is secured by your primary residence up to the estimated fair market value of the primary residence at this time as a liability, except that if the amount of the indebtedness secured by your primary residence at this time exceeds the amount of such indebtedness outstanding 60 days earlier, other than as result of the purchase of the primary residence, the amount of the excess must be included as a liability and any indebtedness that is secured by your primary residence, which is more than the estimated fair market value of your primary residence at this time must also be included as a liability.

□ You are a natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with your spouse in excess of $300,000 in each of the two most recent years and who has a reasonable expectation of reaching the same income level in the current year.

□ You are a trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Shares, whose subscription for and purchase of the Shares is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of Regulation D.

□ You are an entity in which all of the equity owners are persons or entities described in one of the preceding paragraphs.

SECTION II.

Check all boxes below that correctly describe you:

With respect to this investment in Shares of the Issuer, your:

Investment Objectives: ☐ Aggressive Growth ☐ Speculation

Risk Tolerance: ☐ Low Risk ☐ Moderate Risk ☐ High Risk

Are you associated with FINRA Member Firm: ☐ Yes ☐ No

Your initials (purchaser and co-purchaser, if applicable) are required for each item below:

____ ____ I/We understand that this investment is not guaranteed.

____ ____ I/We are aware that this investment is not liquid.

____ ____ I/We are sophisticated in financial and business affairs and are able to evaluate the risks and merits of an investment in this offering.

____ ____ I/We confirm that this investment is considered high risk. (This type of investment is considered high risk due to multiple inherent risks including lack of liquidity and lack of diversification. The success or failure of private placements such as this is dependent on the issuer of the securities and is outside the control of the investors. While potential loss is limited to the amount invested, such loss is possible.)

The Subscriber hereby represents and warrants that all of its answers to this Investor Questionnaire are true as of the date of its execution of the Subscription Agreement, pursuant to which it purchased Shares of the Issuer.

________________________	________________________
Name of Purchaser (please print)	Name of Co-Purchaser (please print)
________________________	________________________
Signature of Purchaser (entities please provide signature of Purchaser's duly authorized signatory)	Signature of Co-Purchaser (please print)

____
Name of Signatory (Entities only)

____
Title of Signatory (Entities only)


Wyoming

Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

Edward F. Murray, III, WY Secretary of State
FILED: 02/23/2015 08:47 AM
Original ID: 2012-000622343
Amendment ID: 2015-001702859

Profit Corporation
Articles of Amendment

1. Corporation name:

Manzo Pharmaceuticals, Inc.

2. Article(s) IV is amended as follows:

Authorized Preferred Stock has been Amended to Increase the authorized common shares as follows:

Previous Authorized Common Shares: 950,000,000 with the Par Value: $0.0010
Previous Authorized Preferred Shares: 5,000,000 with the Par Value: $0.0010

New Authorized Common Shares: 1,900,000,000 with the Par Value: $0.0010
New Authorized Preferred Shares: 5,000,000 with the Par Value: $0.0010

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

4. The amendment was adopted on 02/09/2015 .
(Date – mm/dd/yyyy)

5. If the amendment was adopted by the incorporators or board of directors without shareholder approval, a statement that the amendment was duly approved by the incorporators or by the board of directors as the case may be and that shareholder approval was not required.

The amendment was adopted by the chairman of the board of directors with ownership of 55% of the company without a shareholder vote as allowed by the articles of incorporation when one or more officers hold a majority ownership in the company.


Received
FEB 17 2015
Secretary of State
Wyoming

OR



Wyoming Secretary of State
State Capitol Building, Room 110
200 West 24th Street
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

For Office Use Only

If approval was required by the shareholders, a statement that the amendment was duly approved by the shareholders in the manner required by this act and by the articles of incorporation.

Signature: Kenneth Manzo **Date:** 02/09/2015
(mm/dd/yyyy)

Print Name: Kenneth Manzo

Title: Chairman/CEO/Secretary

Contact Person: Kenneth Manzo

Daytime Phone Number: 570-249-6000 Email: manzopharma@outlook.com

Checklist

- [✓] ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- [✓] The Articles of Amendment may be executed by the Chairman of the Board, President or another of its officers.
- [✓] Please submit one **originally signed** document and one exact photocopy of the filing.